EXHIBIT 12

TOYS "R" US, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

for the Five Years Ended January 29, 2005

(Unaudited)

(In millions, except ratio data)

History Restated for Lease Accounting Impacts

	Fiscal Year Ended
	Jan. 29, 2005	Jan. 31, 2004	Feb. 1, 2003	Feb. 2, 2002	Feb. 3, 2001
Consolidated pretax income (loss) from continuing operations	194	93	332	98	613
Share of pretax income of less than 50%-owned companies	(23)	(31)	(29)	(29)	(31)
Minority interest in Toysrus—Japan (pre initial public offering)	0	0	0	0	1
Minority interest in Toysrus.com	(6)	(8)	(14)	(22)	(53)
Interest	123	135	114	121	130
Interest capitalized during period	(1)	(1)	(2)	(4)	(3)
Amortization of debt issuance expense	6	7	7	5	3
Interest portion of rental expense	146	150	140	127	142

Adjusted income from continuing operations	$439	$345	$548	$296	$802

Fixed Charges:
Interest expensed and capitalized	$123	$135	$114	$121	$130
Amortization of debt issuance expense	6	7	7	5	3
Interest portion of rental expense	146	150	140	127	142

Total Fixed Charges	$276	$292	$261	$253	$275

Ratio of Earnings to Fixed Charges	1.59	1.18	2.10	1.17	2.92

The above computation of ratio of earnings to fixed charges does not give pro forma effect to proposed debt financings to be entered into in connection with the proposed merger. See Item 1. Business—Conclusion of Strategic Review—Agreement for Sale in the Company's Form 10-K for the fiscal year ended January 29, 2005 to which this Exhibit 12 relates.